ACE Limited	PO Box HM 1015	441 295-5200 main
ACE Global Headquarters	Hamilton HM DX	441 296-0087 fax
17 Woodbourne Avenue	Bermuda
Hamilton HM 08		www.acelimited.com
Bermuda

May 8, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed on February 29, 2008

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated April 17, 2008, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2007 Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate that the Company will provide additional disclosure in future filings, such disclosure will be included (unless specifically noted otherwise) in our Annual Report on Form 10-K for the year ending December 31, 2008 (the “2008 Form 10-K”) or, if appropriate, in our Quarterly Report on Form 10-Q for the quarter ending March 31, 2008. After making the initial disclosures in response to your comments, comparable disclosures will be made, as appropriate, in subsequent Forms 10-K and, to the extent such information is required to be included in a Form 10-Q, in subsequent Forms 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1.	Business

Analysis of Losses and Loss Expense Development, page 13

1. Removing the historical loss information of AGO from your ten year development table does not appear to be in compliance with Industry Guide 6 because the financial information in the table does not appear to be based on financial information that complies with generally accepted accounting principles. Please refer to the first sentence of Item 2.B. of Industry Guide 6. In this regard, it appears that due to the removal of AGO’s loss reserve information, the information presented in the table is not consistent with your historical financial statements. In addition, by removing AGO’s loss reserve information, the table does not fully portray your loss reserve history while you managed AGO. Please revise your ten year development table to include the loss reserve information related to dispositions through the date of disposition. To the extent that the effects of disposals on your reserves are necessary to understand the table, you may provide additional information of these effects by way of separate tables or narrative disclosures.

One of the ACE Group of Insurance & Reinsurance Companies

In response to the Staff’s comment, the ten year loss development table in our 2008 Form 10-K and future Forms 10-K will include loss reserve information related to disposition through the date of disposition and, specifically, for Assured Guaranty Ltd. (“AGO”) through the date of its disposition. We note that for the years 1999-2004 (i.e., the years during which AGO was a subsidiary of the Company), there is an immaterial difference between our previously reported loss reserve information and the loss information disclosed in the table as a result of our exclusion of AGO loss reserve information. We currently intend to provide in the 2008 Form 10-K supplemental disclosure of the affects of AGO loss reserves on each year from 1999-2004.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investments, page 46

2. You disclosed that your fixed maturity investment portfolio and equity securities were valued in part based on market prices provided by independent pricing services and external valuations. While you are not required to make a reference to the independent pricing services and external valuations, when you do you must also disclose the name of the independent pricing service or external valuation specialist. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service or external valuation specialist.

In future filings, beginning with our Form 10-Q for the quarter ended March 31, 2008 we will remove references to third party valuation service providers. We acknowledge that to the extent we make reference to independent pricing services or external valuation specialists in future filings we will be required to name those experts and provide a consent of any such named expert to the extent any such report is incorporated by reference in a registration statement filed under the Securities Act of 1933.

We note that our reference in prior filings to third party pricing services and external valuations was not intended to indicate that we place reliance on these third parties as experts.

Consistent with a conversation between our internal counsel, Chris Kearns, and our outside counsel, Edward Best of Mayer Brown LLP, with Ms. Ibolya Ignat on May 7, 2008, since we have not named either an independent pricing service or external valuation specialist in the 2007 Form 10-K, we will not seek any such consent with respect to incorporation of that filing into our Securities Act filings (e.g., ACE Limited’s Form S-4 filed April 22, 2008).

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-4

3. Since the report filed does not contain a typed signature of your auditor, please confirm that they provided you a manually signed report that is the same as the one included in your filing and that you have retained it for your records.

We confirm that PwC provided us a manually signed report that is the same as the one included in our filing and we have retained it for our records.

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In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200 or our counsel, Edward S. Best of Mayer Brown LLP at (312) 782-0600.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Ibolya Ignat
Mary Mast
Securities and Exchange Commission

Edward S. Best
Laura D. Richman
Mayer Brown LLP

James J. Scanlan
PricewaterhouseCoopers LLP

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